===============================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                            -----------------------

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                              (Amendment No. 15)

                   Commonwealth Telephone Enterprises, Inc.
                               (Name of Issuer)

         Common Stock                                Class B Common Stock
        $1.00 Par Value                                 $1.00 Par Value

                       (Title of Classes of Securities)

                            -----------------------

         126504208                                         126504109

                                (Cusip Numbers)

                        Level 3 Telecom Holdings, Inc.
                      (Name of Persons Filing Statement)

                           Matthew J. Johnson, Esq.
                       c/o Level 3 Communications, Inc.
                               1000 Kiewit Plaza
                             Omaha, Nebraska 68131
                                (402) 536-3613
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                              September 25, 1998
            (Date of Event which Requires Filing of this Statement)

                            -----------------------
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]
===============================================================================


                                  SCHEDULE 13D

CUSIP No.  126504109/126504208                              Page 2 of 11 Pages
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 1       NAME OF REPORTING PERSON:  Level 3 Telecom Holdings, Inc.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  47-0761

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [ ]
                                                                     (b)  [x]
 3       SEC USE ONLY


 4       SOURCE OF FUNDS*

               00

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

               N/A

 6       CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

          NUMBER OF SHARES         7     SOLE VOTING POWER (See Item 5)
     BENEFICIALLY OWNED BY EACH              7,690,261 Common Stock
       REPORTING PERSON WITH                 1,190,061 Class B Common Stock

                                   8     SHARED VOTING POWER (See Item 5)

                                         0

                                   9     SOLE DISPOSITIVE POWER (See Item 5)
                                             7,690,261 Common Stock
                                             1,190,061 Class B Common Stock

                                  10     SHARED DISPOSITIVE POWER (See Item 5)

                                         0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               7,690,261 Common Stock
               1,190,061 Class B Common Stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                         [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               48.27% of Common Stock
               48.37% of Class B Common Stock

14       TYPE OF REPORTING PERSON*

               CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


     The following information amends the Schedule 13D dated June 28, 1993 as previously amended (as so amended, the "Schedule 13D").

     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

   Item 2.  Identity and Background.

     The response set forth in Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

     This statement is filed on behalf of Level 3 Telecom Holdings, Inc., a Delaware corporation ("LTTH"), formerly known as Kiewit Telecom Holdings Inc. In March of 1998, LTTH changed its name from "Kiewit Telecom Holdings Inc." to "Level 3 Telecom Holdings, Inc." References in the Schedule 13D to "Kiewit Telecom" shall be construed as references to LTTH.

     Level 3 Communications, Inc., a Delaware corporation ("LTC", and together with LTTH, the "Level 3 Companies"), owns 90% of the common stock and all of the preferred stock of LTTH. David C. McCourt, Chairman and Chief Executive Officer of the Company, owns the remaining 10% of the common stock of LTTH.

     LTTH was formed to invest in telecommunications businesses that primarily serve residential customers. The address of the principal executive offices and principal business of LTTH is 1000 Kiewit Plaza, Omaha, NE 68131. Information as to each executive officer and director of LTTH is set forth in Schedule A attached hereto, which is incorporated herein by reference.

     LTC is a holding company that engages in the information services, communications, and coal mining businesses through ownership of operating companies and equity positions in public companies. The address of the principal executive offices and principal business of LTC is 3555 Farnam Street, Omaha, NE 68131. LTC is the surviving corporation from the merger of Peter Kiewit Sons' Inc. and Kiewit Diversified Group Inc. (which had changed its name to Level 3 Communications, Inc. prior to that merger). References in the Schedule 13D to the "Kiewit Companies" shall be construed as references to the "Level 3 Companies".

     LTC is the ultimate parent of LTTH. Information as to each executive officer and director of LTC is set forth in Schedule B attached hereto, which is incorporated herein by reference.

     During the last five years, none of the Level 3 Companies nor, to the best knowledge of the Level 3 Companies, any of the persons listed on Schedule A or B attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 4.  Purpose of Transaction.

     The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

     On September 25, 1998, the Company announced that it will distribute to holders of record of shares of Common Stock and Class B Stock (collectively, the "Company Stock") transferable subscription rights (the "Rights") to subscribe for and purchase additional shares of Common Stock (the "Underlying Shares") for a price of $21.25 per share (the "Subscription Price"). The distribution of the Rights and sale of the Underlying Shares is referred to herein as the "Rights Offering". Pursuant to the Rights Offering, each shareholder will receive one Right for every five shares of Company Stock held as of the close of business on September 25, 1998 (the "Record Date"). Rights holders are entitled to purchase one share of Common Stock for each whole Right held (the "Basic Subscription Privilege"). Approximately 3,678,612 Rights will be distributed and consequently, there will be approximately 3,678,612 Underlying Shares. Each Right also carries the right to subscribe (the "Oversubscription Privilege") at the Subscription Price for Underlying Shares that are not otherwise purchased pursuant to the exercise of the Basic Subscription Privilege. If an insufficient number of Underlying Shares is available to satisfy fully all elections to exercise the Oversubscription Privilege, the available Underlying Shares will be prorated among holders who exercise their Oversubscription Privilege based on the respective number of Underlying Shares subscribed for by such holders pursuant to the Oversubscription Privilege.

     In order to ensure that all Underlying Shares are sold, the Company has entered into a Rights Exercise Agreement dated as of September 25, 1998 (the "Rights Exercise Agreement") among the Company, LTTH, Walter Scott, Jr., James
Q. Crowe and David C. McCourt. Messrs. Scott, Crowe and McCourt are directors of both the Company and LTTH and are referred to herein as the "Committed Individuals" and, together with LTTH, are referred to herein as the "Committed Holders". Pursuant to the Rights Exercise Agreement, and subject to the terms and conditions set forth therein, (i) LTTH has agreed to exercise the 1,776,065 Rights it will receive in respect of the shares of Company Stock currently owned by it, (ii) Mr. Scott has agreed to (a) exercise the 137 Rights he will receive in respect of the shares of Company Stock currently owned by him and
(b) subscribe for 947,468 additional Underlying Shares by exercising the Oversubscription Privilege, (iii) Mr. Crowe has agreed to (a) exercise the 137 Rights he will receive in respect of the shares of Company Stock currently owned by him and (b) subscribe for 473,733 additional Underlying Shares by exercising the Oversubscription Privilege and (iv) Mr. McCourt has agreed to
(a) exercise the 7,339 Rights he will receive in respect of the shares of Company Stock currently owned by him and (b) subscribe for 473,733 additional Underlying Shares by exercising the Oversubscription Privilege (collectively, the "Agreed Exercises"). If one of the Committed Individuals purchases or otherwise acquires additional Rights, he will exercise the Basic Subscription Privilege in respect of such Rights, and the number of Underlying Shares in respect of which he is required to exercise the Oversubscription Privilege will be reduced by an amount equal to such number of additional Rights so exercised. The Committed Individuals are permitted to reallocate among themselves the Underlying Shares for which they have agreed to exercise the Oversubscription Privilege. The commitments by the Committed Holders under the Rights Exercise Agreement ensure that the Rights Offering will be completed consistent with the Company's recapitalization plan as previously approved by the Internal Revenue Service.

     The opportunity to exercise the Oversubscription Privilege is available to all holders of Rights on the same terms. The Committed Holders will pay the same Subscription Price for Underlying Shares they purchase as will any other person exercising Rights.

     The Company has agreed to permit each of the Committed Individuals to establish escrow arrangements for the payment of the Subscription Price in respect of the number of Underlying Shares in excess of 5,000 being requested by each such individual under the Oversubscription Privilege until after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected. If the Committed Holders exercise their Rights and the Oversubscription Privilege as set forth above and if no other person exercises Rights, the Committed Holders will purchase all of the Underlying Shares.

     The several obligations of the Committed Holders to make the Agreed Exercises are subject to the following conditions: (a) no stop order suspending the effectiveness of the related Registration Statement on Form S-3 (Registration No. 333-59747) (the "Registration Statement") or any amendment or supplement thereto shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Securities and Exchange Commission; (b) there shall not be pending any action or proceeding instituted by any governmental authority before any court or governmental, administrative or regulatory authority challenging or seeking to make illegal, materially delay or make materially more costly the Rights Offering or the transactions contemplated hereby; (c) since the date of the Rights Exercise Agreement, there shall not have occurred any change, condition, event or development that has had a material adverse affect on the business, operations, properties, condition (financial or otherwise), assets or liabilities of the Company and its subsidiaries taken as a whole; (d) since the date of the Rights Exercise Agreement, there shall not have occurred any material adverse change in the financial markets in the United States; (e) certain representations and warranties of the Company regarding, among other things, the accuracy of the information set forth in the Prospectus Supplement dated September 25, 1998 with respect to the Rights Offering, the Prospectus accompanying such Prospectus Supplement (together, the "Prospectus") and the Registration Statement, the status of the Underlying Shares and compliance with the Securities Act of 1933 and the rules and regulations thereunder, shall be true and correct as of the date on which the Rights expire (the "Expiration Date"); and (f) each of the other Committed Holders shall have made its Agreed Exercises. In addition, (i) the obligation of Mr. Scott to exercise his Rights and the Oversubscription Privilege as set forth above is subject to the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") to the extent applicable to the transactions by Mr. Scott under the Rights Exercise Agreement and (ii) the obligations of the Committed Individuals to exercise their Rights and the Oversubscription Privilege as set forth above are subject to the delivery by the Company of a Registration Rights Agreement as described below. The Company has agreed to pay the HSR Act filing fees. If one or more of the Committed Holders does not make the Agreed Exercises substantially as described herein, each other Rights holder who has previously exercised Rights will be provided the opportunity to revoke such exercise.

     The Rights Exercise Agreement provides that on the Expiration Date, the Company and the Committed Individuals will enter into a customary registration rights agreement in respect of the shares of the Common Stock purchased by the Committed Individuals pursuant to the Rights Offering. Such agreement will provide the Committed Individuals two demand registrations (to be exercised by them jointly) and unlimited "piggyback" registration rights. Such agreement will contain other customary terms and conditions and will be mutually satisfactory to the Company and the Committed Individuals.

     The Company has agreed to indemnify the Committed Holders against third party claims arising from or relating to the Rights Exercise Agreement.

     If no Rights are exercised by persons other than the Committed Holders, then after the Rights Offering (i) LTTH will own 9,466,326 shares of Common Stock, representing 48.27% of the outstanding Common Stock, and 1,190,061 shares of Class B Stock, representing 48.37% of the outstanding Class B Stock,
(ii) Mr. Scott will own 948,289 shares of Common Stock, representing 4.84% of the outstanding shares of Common Stock, (iii) Mr. Crowe will own 474,554 shares of Common Stock, representing 2.42% of the outstanding shares of Common Stock, and (iv) Mr. McCourt will own 514,434 shares of Common Stock, representing 2.62% of the outstanding shares of Common Stock, and 3,333 shares of Class B Stock, representing 0.14% of the outstanding Class B Stock. As of the Record Date, LTTH is entitled to cast 48.34% of the votes entitled to be cast by the holders of all shares of Company Stock. If no Rights are exercised by any person other than the Committed Holders, then after the Rights Offering is completed LTTH and the Committed Individuals will be entitled to cast 48.33% and 3.52%, respectively, of the votes entitled to be cast by the holders of all shares of Company Stock.

     The Rights Offering and the Rights Exercise Agreement were approved by a special committee of the Board of Directors of the Company composed only of directors unaffiliated with the Committed Holders.

     During the period from September 30, 1997 to September 25, 1998, LTTH converted 153,085 shares of Class B Stock into 153,085 shares of Common Stock, pursuant to the Articles of Incorporation of the Company, as amended (the "Conversions").

   Item 5.  Interest in Securities of the Issuer.

     The response set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) and (b) LTTH owns 7,690,261 shares of Common Stock, representing approximately 48.27% of the outstanding Common Stock, and 1,190,061 shares of Class B Stock, representing approximately 48.37% of the outstanding Class B Stock (collectively, the "Company Shares"). The Common Stock has one vote per share and the Class B Stock has 15 votes per share, and consequently, LTTH is entitled to cast 25,541,176 (48.34%) of the 52,838,027 total votes of all outstanding shares of Common Stock and Class B Stock.

     Each share of Class B Stock is convertible into one share of Common Stock. If all 1,190,061 shares of Class B Stock owned by LTTH (but no other shares of Class B Stock) were converted into Common Stock, the Company Shares would comprise 8,880,322 shares of Common Stock representing 48.28% of the 18,393,057 shares of Common Stock then outstanding.

     LTTH owns, and has the sole power to vote or to direct the vote, and to dispose or direct the disposition of, the Company Shares. Through their direct and indirect ownership of LTTH, Level 3 Communications, Inc. and David C. McCourt may, for purposes of Rule 13d-3 under the Exchange Act, be deemed to beneficially own the Company Shares.

     David McCourt is the beneficial owner of 19,469 shares of Common Stock and 3,333 shares of Class B Stock representing less than .1% of the shares of the outstanding Common Stock and Class B Stock, respectively.1 Mr. McCourt disclaims beneficial ownership of 150 shares of Common Stock beneficially owned by his wife.

     James Q. Crowe is the beneficial owner of 684 shares of Common Stock representing less than .1% of the outstanding Common Stock. Mr. Crowe has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

     Richard R. Jaros is the beneficial owner of 661 shares of Common Stock representing less than .1% of the outstanding Common Stock. Mr. Jaros has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

     Walter Scott, Jr. is the beneficial owner of 684 shares of Common Stock representing less than .1% of the outstanding Common Stock. Mr. Scott has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

     All information in this item 5(a) and (b) as to the number of shares outstanding, the number of votes that outstanding shares are entitled to cast or the percentage of shares held or votes entitled to be cast are based on the number of shares outstanding on September 25, 1998 and does not include the shares of Common Stock that may be purchased pursuant to the exercise of Rights.

     Except as set forth in this Item 5(a) and (b), none of the Level 3 Companies, nor, to the best knowledge of the Level 3 Companies, any persons named in Schedule A or B hereto, owns beneficially any shares of Common Stock or Class B Stock.

     (c) Except for the Conversions, no transactions in the Common Stock or the Class B Stock have been effected during the past 60 days by the Level 3 Companies or, to the best knowledge of the Level 3 Companies, by any of the persons named in Schedule A or B hereto.

     (d)  Inapplicable.

     (e)  Inapplicable.
--------
     1 Does not include 12,652 shares of Common Stock issued to Mr. McCourt as a matching contribution under the CTE Executive Stock Purchase Plan. Such shares are unvested and subject to forfeiture. Mr. McCourt has sole power to vote such shares. Excludes purchases of Common Stock by the Plan Administrator of the Employee Stock Purchase Plan on behalf of David C. McCourt.

   Item 6. Contracts, Arrangements, Understandings or Relation-ships with Respect to Securities of the Issuer.

     The response set forth in Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     Except for the Rights Exercise Agreement, to the best knowledge of the Level 3 Companies, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

   Item 7.  Material to be Filed as Exhibits.

     The response set forth in Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

     Exhibit 9: Rights Exercise Agreement dated as of September 25, 1998 among the Company, LTTH, Walter Scott, Jr., David C. McCourt and James Q. Crowe.


                                  SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 30, 1998

                                       LEVEL 3 TELECOM HOLDINGS, INC.


                                       By: /s/Matthew J. Johnson
                                          ---------------------------------
                                          Name:   Matthew J. Johnson
                                          Title:  Vice President




                                                                SCHEDULE A


      DIRECTORS AND EXECUTIVE OFFICERS OF LEVEL 3 TELECOM HOLDINGS, INC.

     The name, business address, citizenship, title, and present principal occupation or employment of each of the directors and executive officers of Level 3 Telecom Holdings, Inc. are set forth below.


                                                                                        Principal Occupation or
    Name and Office Held            Business Address            Citizenship                   Employment
---------------------------   --------------------------    ------------------     --------------------------------
David C. McCourt              105 Carnegie Center                   USA              Chairman, Chief
President, Director           Princeton, NJ 08540                                    Executive Officer, RCN

Matthew J. Johnson,           1000 Kiewit Plaza                     USA              Vice President, Corporate
Vice President, Assistant     Omaha, NE 68131                                        Legal, Level 3
Secretary                                                                            Communications Inc.

James Q. Crowe                1000 Kiewit Plaza                     USA              President, Chief
Director                      Omaha, NE 68131                                        Executive Officer, Level
                                                                                     3 Communications Inc.

Walter Scott, Jr.             1000 Kiewit Plaza                     USA              Chairman, Director,
Director                      Omaha, NE 68131                                        Level 3 Communications
                                                                                     Inc.

R. Douglas Bradbury           1000 Kiewit Plaza                     USA              Executive Vice President
Vice President and            Omaha, NE 68131                                        and Chief Financial
Director                                                                             Officer, Level 3
                                                                                     Communications Inc.

Thomas C. Stortz              1000 Kiewit Plaza                     USA              Senior Vice President,
Vice President, Secretary     Omaha, NE 68131                                        General Counsel and
                                                                                     Secretary, Level 3
                                                                                     Communications Inc.

Neil J. Eckstein              1000 Kiewit Plaza                     USA              Assistant General
Vice President and            Omaha, NE 68131                                        Counsel and Assistant
Assistant Secretary                                                                  Secretary, Level 3
                                                                                     Communications Inc.


                                                                SCHEDULE B


        DIRECTORS AND EXECUTIVE OFFICERS OF LEVEL 3 COMMUNICATIONS INC.

     The name, business address, citizenship, title, and present principal occupation or employment of each of the directors and executive officers of Level 3 Communications Inc. are set forth below.

                                                                                       Principal Occupation or
    Name and Office Held           Business Address             Citizenship                    Employment
---------------------------   --------------------------    ------------------     --------------------------------
Walter Scott, Jr.             1000 Kiewit Plaza                     USA               Director, Peter Kiewit
Director                      Omaha, NE 68131                                         Sons'

William L. Grewcock           1000 Kiewit Plaza                     USA               Director, Peter Kiewit
Director                      Omaha, NE 68131                                         Sons'

Kenneth E. Stinson            1000 Kiewit Plaza                     USA               Chairman, President,
Director                      Omaha, NE 68131                                         Chief Executive Officer,
                                                                                      Peter Kiewit Sons' Inc.

Richard R. Jaros              3555 Farnam Street                    USA               Former President, Kiewit
Director                      Omaha, NE 68131                                         Diversified Group Inc.

James Q. Crowe                3555 Farnam Street                    USA               President, Chief
President, Chief              Omaha, NE 68131                                         Executive Officer, Level
Executive Officer,                                                                    3 Communications Inc.
Director

Charles M. Harper             One Central Park Plaza                USA               Former Chairman, RJR
Director                      Suite 1500                                              Nabisco Holdings Corp.
                              Omaha, NE 68102

R. Douglas Bradbury           3555 Farnam Street                    USA               Chief Financial Officer,
Chief Financial Officer,      Omaha, NE 68131                                         Level 3 Communications
Director                                                                              Inc.

Kevin J. O'Hara               1450 Infinite Drive                   USA               Executive Vice President
Executive Vice President      Louisville, CO 80027                                    and Chief Operating
and Chief Operating                                                                   Officer, Level 3
Officer                                                                               Communications Inc.

Thomas C. Stortz              3555 Farnam Street                    USA               Senior Vice President
Senior Vice President         Omaha, NE 68131                                         General Counsel,
General Counsel,                                                                      Secretary, Level 3
Secretary                                                                             Communications Inc.

Robert E. Julian              11707 Miracle Hills Drive             USA               Chairman, PKS
Director                      Omaha, NE 68154                                         Information Services Inc.


David C. McCourt              105 Carnegie Center                   USA               Chairman, Chief
Director                      Princeton, NJ 08540                                     Executive Officer, RCN
                                                                                      Corporation

Michael B. Yanney             1004 Farnam Street                    USA               Chairman, Chief
Director                      Omaha, NE 61802                                         Executive Officer,
                                                                                      America First
                                                                                      Companies, L.L.C.

Colin V.K. Williams           3555 Farnam Street                  Bermuda             Executive Vice
                              Omaha, NE 68131                                         President, Level 3
                                                                                      Communications, Inc.

Michael Jones                 3555 Farnam Street                    USA               Senior Vice President,
                              Omaha, NE 68131                                         Level 3
                                                                                      Communications, Inc.

Mark Gershein                 3555 Farnam Street                    USA               Senior Vice President,
                              Omaha, NE 68131                                         Level 3
                                                                                      Communications, Inc.